The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION
DELAY IN DESPATCH OF CIRCULAR

Reference is made to the announcement of the Company published in the newspaper in Hong Kong on July 7, 2006 in relation to the Airbus Aircraft Acquisition Agreement and the Transaction contemplated thereunder, which constitutes a very substantial acquisition of the Company under the Listing Rules. Reference is also made to the announcement of the Company published in the newspaper in Hong Kong on July 31, 2006 in connection with the delay in despatch of the Circular.

Reference is made to the announcement of the Company published in the newspaper in Hong Kong on July 7, 2006 (the “Announcement”) in relation to the Airbus Aircraft Acquisition Agreement and the Transaction contemplated thereunder, which constitutes a very substantial acquisition of the Company under the Listing Rules. Reference is also made to the announcement of the Company published in the newspaper in Hong Kong on July 31, 2006 (the “Delay Announcement”) in connection with the delay in despatch of the Circular (as defined below). Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

In accordance with Rules 14.38 and 14.48 of the Listing Rules, a circular (the “Circular”) setting out the details of the Transaction is to be despatched to shareholders of the Company by July 28, 2006. As disclosed in the Delay Announcement, the Company applied to the Stock Exchange for an extension of time for despatch of the Circular to a date on or before August 11, 2006.

Subsequent to the publication of the Delay Announcement, further additional time will be required to finalize the Circular, in particular as the Company is still waiting for the confirmation and financial information from the banks and lessor of finance leases, to which the Company is a party, regarding the bank loans and finance lease obligations of the Company to prepare the indebtedness statements (as at the close of business on June 30, 2006) and financial information in the Circular. The Company has therefore applied to the Stock Exchange for a further extension of time for despatch of the Circular to its shareholders from August 11, 2006 to August 25, 2006.

By order of the Board of Directors
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
August 11, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.